Exhibit 99.1

Youku Announces First Quarter 2012 Unaudited Financial Results

Net Revenues Increased by 111% Year-over-Year

BEIJING, China, May 18, 2012 — Youku Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku” or the “Company”), today announced its unaudited financial results for the first quarter 2012.

First Quarter Highlights(1)

•                  Net revenues were RMB270.2 million (US$42.9 million), a 111% increase from the corresponding period in 2011.

•                  Gross loss was RMB22.6 million (US$3.6 million), as compared to a gross profit of RMB14.0 million (US$2.2 million) for the same period in 2011. Non-GAAP gross loss, which is herein defined as gross loss excluding share-based compensation expenses, was RMB20.6 million (US$3.3 million) in the first quarter of 2012, compared to the non-GAAP gross profit of RMB14.5 million (US$2.3 million) in the corresponding period in 2011. The quarterly loss position was primarily due to content price increase during 2011, which we amortize using accelerated method, and broadening of our content portfolio.

•                  Net loss was RMB156.1 million (US$24.8 million), as compared to a net loss of RMB46.9 million (US$7.4 million) for the same period in 2011. Non-GAAP net loss, which is herein defined as net loss excluding share-based compensation expenses and business combination related expenses, was RMB115.4 million (US$18.3 million) in the first quarter of 2012, as compared to the non-GAAP net loss of RMB41.5 million (US$6.6 million) in the corresponding period in 2011. This increase was primarily due to content price increase during 2011, which we amortize using accelerated method, broadening of our content portfolio, increase of number of employees as a result to rapid growth of our business and our continuous and expanded investment in product development in wireless, search, social and paid services.

•                  Basic and diluted loss per ADS, each representing 18 Class A ordinary shares, for the first quarter of 2012 amounted to RMB1.36 (US$0.22) and RMB1.36 (US$0.22), respectively.

•                  Cash, cash equivalents and short-term investments totaled RMB3.6 billion (US$576.0 million) as of March 31, 2012.

•                  Cash flow from operating activities for the first quarter of 2012 turned positive and reached RMB17.7 million (US$2.8 million), as compared to negative operating cash flow of RMB11.3 million (US$1.8 million) for the same period in 2011.

•                  Acquisition of property and equipment for the first quarter of 2012 was RMB10.1 million (US$1.6 million), as compared to RMB13.5 million (US$2.1 million) for the same period in 2011.

•                  Acquisition of intangible assets for the first quarter of 2012 was RMB50.4 million (US$8.0 million), as compared to RMB41.7 million (US$6.6 million) for the same period in 2011.

“We are happy to have another quarter of solid triple-digit top line growth,” said Victor Koo, Chairman and Chief Executive Officer of Youku. “The pending merger with Tudou and the smooth transition to date will position us to offer the most comprehensive video service to the Chinese population and to build a world class Internet company in China.”

Dele Liu, Senior Vice President and Chief Financial Officer of Youku, commented, “Internet video advertising is becoming a mainstream marketing service for Chinese advertisers as evidenced by our strong growth in number of advertisers and average spending per advertiser. As a result of the consolidation in the online video industry, we are seeing significant decline in content price and expect an inflection of our content economics, which will help us to achieve profitable growth over time.”

(1)  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.2975 to US$1.00, the effective noon buying rate as of March 30, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

First Quarter 2012 Results

Net revenues were RMB270.2 million (US$42.9 million) in the first quarter of 2012, representing a 111% increase from the corresponding period in 2011 and exceeding the high end of the revenue guidance previously announced by the Company by 3%. The growth was primarily attributable to the increased average spending per advertiser from RMB0.7 million to RMB1.2 million and increased number of advertisers from 216 to 250, representing an increase of 71% and 16%, respectively, from the corresponding period in 2011.

Bandwidth costs as a component of cost of revenues were RMB113.2 million (US$18.0 million) in the first quarter of 2012, representing 42% of net revenues, compared to 44% in the corresponding period in 2011.

Content costs as a component of cost of revenues were RMB140.0 million (US$22.2 million) in the first quarter of 2012, representing 52% of net revenues, compared to 28% in the corresponding period in 2011. The increase was primarily due to content price increase during 2011, which we amortize using accelerated method, and broadening of our content portfolio.

Gross loss was RMB22.6 million (US$3.6 million), as compared to a gross profit of RMB14.0 million (US$2.2 million) for the same period in 2011. Non-GAAP gross loss was RMB20.6 million (US$3.3 million) in the first quarter of 2012, compared to the non-GAAP gross profit of RMB14.5 million (US$2.3 million) in the corresponding period in 2011. The quarterly loss position was primarily due to content price increase during 2011, which we amortize using accelerated method, and broadening of our content portfolio.

Operating expenses were RMB143.8 million (US$22.8 million) in the first quarter of 2012, an increase of 140% compared to operating expenses of RMB59.8 million (US$9.5 million) in the corresponding period in 2011. Non-GAAP operating expenses, which is herein defined as net loss excluding share-based compensation expenses and business combination related expenses, were RMB105.1 million (US$16.7 million) in the first quarter of 2012, compared to the non-GAAP operating expenses of RMB54.9 million (US$8.7 million) in the corresponding period in 2011. The increase was primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as a result of the substantial growth of our business. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB66.4 million (US$10.5 million) in the first quarter of 2012, an increase of 81% compared to sales and marketing expenses of RMB36.6 million (US$5.8 million) in the corresponding period in 2011.  Non-GAAP sales and marketing expenses, which is herein defined as sales and marketing expenses excluding share-based compensation expenses, were RMB61.5 million (US$9.8 million) in the first quarter of 2012, an increase of 81% compared to the non-GAAP sales and marketing expenses of RMB34.0 million (US$5.4 million) in the corresponding period in 2011. This increase was primarily due to increases in marketing expenses and commission expenses paid to our sales force in line with our revenue growth.

Product development expenses were RMB28.8 million (US$4.6 million) in the first quarter of 2012, an increase of 172% compared to product development expenses of RMB10.6 million (US$1.7 million) in the corresponding period in 2011. Non-GAAP product development expenses, which is herein defined as product development expenses excluding share-based compensation expenses, were RMB23.8 million (US$3.8 million) in the first quarter of 2012, an increase of 150% compared to the non-GAAP product development expenses of RMB9.5 million (US$1.5 million) in the corresponding period in 2011. This increase was primarily due to an increase in salaries and benefits for our product development personnel in wireless, search, social and paid-services.

General and administrative expenses were RMB48.6 million (US$7.7 million) in the first quarter of 2012, an increase of 286% compared to general and administrative expenses of RMB12.6 million (US$2.0 million) in the corresponding period in 2011. Non-GAAP general and administrative expenses, which is herein defined as general and administrative expenses excluding share-based compensation expenses and business combination related expenses, were RMB19.9 million (US$3.2 million) in the first quarter of 2012, representing an increase of 74% compared to the non-GAAP general and administrative expenses of RMB11.4 million (US$1.8 million) in the corresponding period in 2011. This increase was primarily due to an increase in personnel-related expenses during 2011 in our back office function teams.

Net loss was RMB156.1 million (US$24.8 million), as compared to a net loss of RMB46.9 million (US$7.4 million) for the same period in 2011. Non-GAAP net loss was RMB115.4 million (US$18.3 million) in the first quarter of 2012, as compared to the non-GAAP net loss of RMB41.5 million (US$6.6 million) in the corresponding period in 2011. This increase was primarily due to content price increase during 2011, which we amortize using accelerated method, broadening of our content portfolio, increase of number of employees as a result to rapid growth of our business and our continuous and expanded investment in product development in wireless, search, social and paid services.

Non-GAAP EBITDA loss, which is herein defined as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, business combination related expenses and other non-operating items, was RMB111.7 million (US$17.7 million) in the first quarter of 2012, as compared to the non-GAAP EBITDA loss of RMB29.9 million (US$4.7 million) in the corresponding period in 2011. This increase was primarily due to gross loss and an increase in operating expenses.

Business Outlook

For the second quarter of 2012, the Company expects year-on-year growth of 90% to 100% in net revenues. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Recent Business Developments

Youku Completes Acquisition of Trade Lead

On January 6, 2012, the Company completed the acquisition of the remaining 95% equity interest in Trade Lead Investment Ltd. (“Trade Lead”), a content provider and distributor, for a total purchase price of RMB112.9 million (US$17.9 million), including cash consideration of RMB78.9 million (US$12.5 million) and 6,202,179 Class A ordinary shares of the Company. The acquisition-date fair value of the 5% equity interest in Trade Lead held by the Company was RMB5.1 million (US$0.8 million). In connection with the acquisition, the Company entered into a series of contractual arrangements to obtain control of Zhejiang Dongyang Tianshi Media Ltd. (“Tianshi”), a PRC domestic company owned by principal owners of Trade Lead. Tianshi primarily engages in the business of advertising agency, television production and cultural information consultation.

Youku Signed Definitive Agreement to combine with Tudou

On March 11, 2012, the Company has signed a definitive agreement with Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou”), for Tudou to combine with Youku in a 100% stock-for-stock transaction. Under the terms of the agreement, each Class A ordinary share and Class B ordinary share of Tudou issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each American depositary share of Tudou (“Tudou ADSs”), each of which represents four Tudou Class B ordinary shares, will be cancelled in exchange for the right to receive 1.595 American depositary shares of Youku (“Youku ADSs”), each of which represents 18 Youku Class A ordinary shares resulting in Youku and Tudou shareholders and ADS holders owning approximately 71.5% and 28.5% of the combined entity, respectively, immediately upon completion of the transaction. Upon completion, the combined entity will be named Youku Tudou Inc. Youku’s ADSs will continue to be listed on the NYSE under the symbol “YOKU”.

Conference Call Information

Youku’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on May 17, 2012 (9:00 a.m. Beijing/Hong Kong Time on May 18, 2012).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004
International Dial In: 1-718-354-1231
Mainland China Toll Free Dial In: 86-4006208038 / 86-8008190121
Hong Kong Dial In: 852-2475-0994

A replay of the call will be available by dialing 1-866-214-5335 (international 1-718-354-1232), and entering passcode 81217378#. The replay will be available through March 25, 2012.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku’s corporate website at http://ir.youku.com.

About Youku

Youku Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China.  Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku’s strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP sales and marketing expense, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss and non-GAAP EBITDA loss.  We define non-GAAP gross profit or loss, non-GAAP sales and marketing expense and non-GAAP product development expenses as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses. We define non-GAAP operating expenses as operating expenses excluding share-based compensation expenses and business combination related expenses. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses and business combination related expenses. We define non-GAAP loss from operations as loss from operations excluding share-based compensation expenses and business combination related expenses. We define non-GAAP net loss as net loss excluding share-based compensation expenses and business combination related expenses. We define non-GAAP EBITDA loss as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, business combination related expenses and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
(Amounts in thousands, except for number of shares)	2011	2012	2012
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	2,292,538	2,219,535	352,447
Short-term investments	1,400,858	1,407,835	223,555
Accounts receivable, net	420,706	445,889	70,804
Intangible assets, net	16,078	28,024	4,450
Amounts due from related party	768	—	—
Prepayments and other assets	16,832	23,526	3,736
Total current assets	4,147,780	4,124,809	654,992

Non-current assets:
Property and equipment, net	96,567	97,975	15,558
Long-term investment in related party	1,707	—	—
Intangible assets, net	211,978	200,439	31,828
Capitalized content production costs	7,782	4,892	777
Amounts due from related party	65,352	—	—
Prepayments and other assets	144,392	254,205	40,365
Goodwill	—	61,824	9,817
Total non-current assets	527,778	619,335	98,345

TOTAL ASSETS	4,675,558	4,744,144	753,337

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	57,276	94,207	14,959
Advances from customers	3,140	57,833	9,183
Amounts due to related party	2,794	—	—
Accrued expenses and other liabilities	390,607	466,556	74,087
Current portion of long-term debt	9,182	10,995	1,746
Total current liabilities	462,999	629,591	99,975

Non-current liabilities:
Long-term debt	7,382	4,366	693
Total non-current liabilities	7,382	4,366	693

Total liabilities	470,381	633,957	100,668

Commitments and contingencies

Shareholders’ equity:

Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,395,435,339 and 1,406,853,711 issued and outstanding as of December 31, 2011 and March 31, 2012, respectively)	93	94	15
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2011 and March 31, 2012, respectively)	49	49	8
Additional paid-in capital	5,185,257	5,248,679	833,454
Accumulated deficit	(871,644)	(1,027,769)	(163,203)
Accumulated other comprehensive loss	(108,578)	(110,866)	(17,605)
Total shareholders’ equity	4,205,177	4,110,187	652,669

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,675,558	4,744,144	753,337

YOUKU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended,
(Amounts in thousands, except for number of shares and ADS	March 31,	December 31,	March 31,	March 31,
and per share and per ADS data)	2011	2011	2012	2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	127,991	309,309	270,167	42,901

Cost of revenues (Note 1)	(113,971)	(243,735)	(292,736)	(46,484)

Gross profit (loss)	14,020	65,574	(22,569)	(3,583)

Operating expenses:
Product development	(10,594)	(23,734)	(28,833)	(4,578)
Sales and marketing	(36,669)	(66,869)	(66,406)	(10,545)
General and administrative	(12,574)	(32,351)	(48,586)	(7,715)
Total operating expenses	(59,837)	(122,954)	(143,825)	(22,838)

(Loss) profit from operations	(45,817)	(57,380)	(166,394)	(26,421)

Interest income	1,056	10,770	11,603	1,842
Interest expenses	(2,155)	(1,327)	(1,151)	(183)
Other, net	—	(1,677)	3,393	539
Total other income (expenses), net	(1,099)	7,766	13,845	2,198

(Loss) profit before income taxes	(46,916)	(49,614)	(152,549)	(24,223)
Income taxes	—	—	(3,576)	(568)

Net (loss) profit	(46,916)	(49,614)	(156,125)	(24,791)

Net loss per share, basic and diluted	(0.02)	(0.02)	(0.08)	(0.01)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(0.45)	(0.43)	(1.36)	(0.22)
Shares used in computation, basic and diluted	1,896,366,500	2,054,298,858	2,066,687,393	2,066,687,393
ADSs used in computation, basic and diluted	105,353,694	114,127,714	114,815,966	114,815,966

The accompanying notes are an integral part of the press release

Note 1. Cost of Revenues

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
(Amounts in thousands)	2011	2011	2012	2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues:
Business tax and surcharges	12,392	32,162	27,842	4,421
Bandwidth costs	56,325	109,718	113,169	17,970
Depreciation of servers and other equipment	9,112	11,166	11,689	1,856
Content costs	36,142	90,689	140,036	22,237
Total Cost of Revenues	113,971	243,735	292,736	46,484

YOUKU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended,
	Mar 31,	Dec 31,	Mar 31,	Mar 31,
(Amounts in thousands)	2011	2011	2012	2012
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(46,916)	(49,614)	(156,125)	(24,791)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	10,525	13,230	14,001	2,223
Bad debt expense	732	(10)	658	104
Amortization of intangible assets and capitalized content production costs	26,523	61,552	91,183	14,479
Amortization of long-term debt discounts	1,017	717	616	98
Gain on disposal of property and equipment	—	(11)	—	—
Foreign exchange loss	—	2,009	189	30
Share-based compensation	5,374	15,547	23,067	3,663
Capital gain from step business combination	—	—	(3,344)	(531)
Change in operating assets and liabilities:
Accounts receivable	23,261	(9,809)	(2,048)	(325)
Amounts due from related party	—	1,232	—	—
Prepayments and other assets	(2,965)	(1,223)	11,165	1,773
Accounts payable	250	—	13	2
Advances from customers	875	(2,028)	28,986	4,603
Accrued expenses and other liabilities	(29,935)	54,122	9,349	1,485
Net cash (used in) provided by operating activities	(11,259)	85,714	17,710	2,813

Cash flows from investing activities:
Acquisition of property and equipment	(13,474)	(40,706)	(10,069)	(1,599)
Capitalized content production costs	(123)	(4,163)	(5,025)	(798)
Proceeds from short-term investments	—	1,134,162	253,673	40,282
Purchase of short-term investments	(65,059)	(1,133,901)	(254,474)	(40,410)
Proceeds from disposal of property and equipment	—	16	—	—
Cash paid for acquired subsidiaries, net of cash received	—	—	(25,778)	(4,093)
Acquisition of intangible assets from related party	—	(10,108)	—	—
Acquisition of intangible assets	(41,678)	(104,941)	(50,420)	(8,006)
Net cash (used in) provided by investing activities	(120,334)	(159,641)	(92,093)	(14,624)

Cash flows from financing activities:
Exercise of employee stock options	—	1,232	5,844	928
Principal repayments on long-term debt	(9,366)	(4,741)	(1,987)	(316)
Proceeds from IPO and secondary offering, net of issuance costs	4,781	(247)	—	—
Net cash (used in) provided by financing activities	(4,585)	(3,756)	3,857	612
Effect of exchange rate changes on cash and cash equivalents	(15,380)	(17,626)	(2,477)	(393)
Net (decrease) increase in cash and cash equivalents	(151,558)	(95,309)	(73,003)	(11,592)
Cash and cash equivalents at the beginning of the period	1,811,423	2,387,847	2,292,538	364,039
Cash and cash equivalents at the end of the period	1,659,865	2,292,538	2,219,535	352,447

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Gross Profit (Loss)

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
Gross profit (loss)	14,020	65,574	(22,569)	(3,583)
Add back: share-based compensation	432	1,302	1,999	317
Non-GAAP gross profit (loss)	14,452	66,876	(20,570)	(3,266)

2. Non-GAAP Operating Expenses

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
Operating expenses	59,837	122,954	143,825	22,838
Deduct: share-based compensation	4,942	14,245	21,068	3,346
Deduct: business combination related expenses	—	—	17,634	2,800
Non-GAAP operating expenses	54,895	108,709	105,123	16,692

3. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
Sales and marketing expenses	36,669	66,869	66,406	10,545
Deduct: share-based compensation	2,664	2,440	4,911	780
Non-GAAP sales and marketing expenses	34,005	64,429	61,495	9,765

4. Non-GAAP Product Development Expenses

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
Product development expenses	10,594	23,734	28,833	4,578
Deduct: share-based compensation	1,090	3,872	5,070	805
Non-GAAP product development expenses	9,504	19,862	23,763	3,773

5. Non-GAAP General and Administrative Expenses

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
General and administrative expenses	12,574	32,351	48,586	7,715
Deduct: share-based compensation	1,188	7,933	11,087	1,761
Deduct: business combination related expenses	—	—	17,634	2,800
Non-GAAP general and administrative expenses	11,386	24,418	19,865	3,154

6. Non-GAAP (Loss) Profit from Operations

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
(Loss) profit from operations	(45,817)	(57,380)	(166,394)	(26,421)
Add back: share-based compensation	5,374	15,547	23,067	3,663
Add back: business combination related expenses	—	—	17,634	2,800
Non-GAAP (loss) profit from operations	(40,443)	(41,833)	(125,693)	(19,958)

7. Non-GAAP Net (Loss) Profit

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
Net (loss) profit	(46,916)	(49,614)	(156,125)	(24,791)
Add back: share-based compensation	5,374	15,547	23,067	3,663
Add back: business combination related expenses	—	—	17,634	2,800
Non-GAAP net (loss) profit	(41,542)	(34,067)	(115,424)	(18,328)

8. Non-GAAP EBITDA (Loss) Profit

	For the Three Months Ended,
	March 31,	December 31,	March 31,	March 31,
	2011	2011	2012	2012
	RMB	RMB	RMB	US$
Net (loss) profit	(46,916)	(49,614)	(156,125)	(24,791)
Add back:
Depreciation and amortization (excluding amortization of acquired content)**	10,540	13,244	14,016	2,226
Interest income	(1,056)	(10,770)	(11,603)	(1,842)
Interest expenses	2,155	1,327	1,151	183
Income taxes	—	—	3,576	568
EBITDA (Loss) Profit	(35,277)	(45,813)	(148,985)	(23,656)

Adjustments:
Share-based compensation	5,374	15,547	23,067	3,663
Business combination related expenses	—	—	17,634	2,800
Others, net	—	1,677	(3,393)	(539)
Non-GAAP EBITDA (Loss) Profit	(29,903)	(28,589)	(111,677)	(17,732)

*                 For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

**          The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.